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Exhibit (a)(5)(c)

SHUFFLE MASTER, INC.
1106 Palms Airport Dr.
Las Vegas, NV 89119
 www.shufflemaster.com

News Release

FOR FURTHER INFORMATION CONTACT:
Julia Boguslawski	Mark L. Yoseloff, Ph.D., Chairman & CEO
Investor Relations	Coreen Sawdon, CAO & Acting CFO
ph: (702) 897-7150	ph: (702) 897-7150
fax: (702) 270-5161	fax: (702) 270-5161

Shuffle Master, Inc. Closes Public Offering of Common Stock

        Las Vegas—July 25, 2008—Shuffle Master, Inc. (NASDAQ Global Select Market: SHFL) today announced that it has closed its public offering of 17,647,059 shares of its common stock at $4.25 per share (the "Offering"), resulting in gross proceeds of $75 million. Shuffle Master intends to use the net proceeds from the Offering, which are expected to be approximately $70.1 million, in conjunction with the borrowings under a new term loan facility (announced in a prior press release on July 14, 2008) and borrowing under its revolving credit facility and cash on hand, to repurchase the Company's 1.25% Contingent Convertible Senior Notes in a tender offer (announced in a prior press release on July 14, 2008). Upon the closing of the Offering, satisfaction of the financing condition of the tender offer will only require funding under the fully committed term loan facility.

        Deutsche Bank Securities Inc., Wachovia Securities, KeyBanc Capital Markets and Brean Murray, Carret & Co. acted as the underwriters for the Offering.

        A registration statement relating to these securities was declared effective by the Securities and Exchange Commission on July 21, 2008. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under securities laws of any such state or jurisdiction. The offering of these securities was made only by means of a final prospectus, which may be obtained by contacting Deutsche Bank Securities Inc. by mail, Attn: Prospectus Department, 100 Plaza One, Jersey City, NJ 07311, by telephone at (800) 503-4611 or by email: prospectusrequest@list.db.com.

About Shuffle Master, Inc.

        Shuffle Master, Inc. is a gaming supply company specializing in providing its casino customers with improved profitability, productivity and security, as well as popular and cutting-edge gaming entertainment content, through value-add products in four distinct categories: Utility products which includes automatic card shuffler, roulette chip sorters and intelligent table system modules, Proprietary Table Games which include live table game tournaments, Electronic Table Systems which include various e-Table game platforms and Electronic Gaming Machines which include traditional video slot machines for select markets and wireless gaming solutions. The Company is included in the S&P

Smallcap 600 Index. Information about the Company and its products can be found on the Internet at www.shufflemaster.com.

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Forward Looking Statements

        This release contains forward-looking statements that are based on management's current beliefs and expectations about future events, as well as on assumptions made by and information available to management. The Company considers such statements to be made under the safe harbor created by the federal securities laws to which it is subject, and assumes no obligation to update or supplement such statements. Forward-looking statements reflect and are subject to risks and uncertainties that could cause actual results to differ materially from expectations. Risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the following: we may be unable to repurchase our contingent convertible senior notes; our intellectual property or products may be infringed, misappropriated, invalid, or unenforceable, or subject to claims of infringement, invalidity or unenforceability, or insufficient to cover competitors' products; the gaming industry is highly regulated and we must adhere to various regulations and maintain our licenses to continue our operations; the search for and possible transition to a new chief executive officer, and the search for and the transition to a new chief financial officer, could be disruptive to our business or simply unsuccessful; our ability to implement our five-point strategic plan successfully is subject to many factors, some of which are beyond our control; litigation may subject us to significant legal expenses, damages and liability; our products currently in development may not achieve commercial success; we compete in a single industry, and our business would suffer if our products become obsolete or demand for them decreases; any disruption in our manufacturing processes or significant increases in manufacturing costs could adversely affect our business; our gaming operations, particularly our Utility, Proprietary Table Games, Electronic Table Systems and Electronic Gaming Machines, may experience losses due to technical difficulties or fraudulent activities; we operate in a very competitive business environment; we are dependent on the success of our customers and are subject to industry fluctuations; risks that impact our customers may impact us; certain market risks may affect our business, results of operations and prospects; a downturn in general economic conditions or in the gaming industry or a reduction in demand for gaming may adversely affect our results of operations; economic, political and other risks associated with our international sales and operations could adversely affect our operating results; changes in gaming regulations or laws; we are exposed to foreign currency risk; we could face considerable business and financial risk in implementing acquisitions; if our products contain defects, our reputation could be harmed and our results of operations adversely affected; we may be unable to adequately comply with public reporting requirements; our continued compliance with our financial covenants in our revolving credit facility is subject to many factors, some of which are beyond our control; the restrictive covenants in the agreement governing our revolving credit facility may limit our ability to finance future operations or capital needs or engage in other business activities that may be in our interest; our available cash and access to additional capital may be limited by our substantial leverage; and our business is subject to quarterly fluctuation. Additional information on these and other risk factors that could potentially affect the Company's financial results may be found in documents filed by the Company with the Securities and Exchange Commission, including the Company's current reports on Form 8-K, quarterly reports on Form 10-Q and annual report on Form 10-K and registration statement on Form S-1, filed on June 27, 2008, as amended.

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  Exhibit (a)(5)(c)
News Release
Shuffle Master, Inc. Closes Public Offering of Common Stock